UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 18, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

HELD ON DECEMBER 18, 2017 — VOTING FINAL MAP

		Number of Votes
Item	Subject	Approve	Reject	Abstain	Total
1	Drawing up of the minutes of this meeting in summary form, containing only a transcript of the resolutions passed, as provided in article 130, paragraph 1 and paragraph 2 of the Corporation Law.	459.667.669	—	—	459.667.669
2	Approval of the “Private Instrument of Protocol and Justification of Merger of Fibria-MS Celulose Sul Mato-Grossense Ltda. into Fibria Celulose S.A.”, executed by the management of Fibria-MS Celulose Sul Mato-Grossense Ltda., a limited-liability business company, enrolled with CNPJ under No. 36.785.418/0001-07 and the articles of incorporation of which are registered with JUCESP under NIRE 35.225.356.634, (“Absorbed Company”) and the Company’s management on November 16, 2017, which reflects the terms of the merger of the Absorbed Company into the Company (“Protocol”).	459.567.595	3.931	96.143	459.667.669

3	Ratification of the appointment and hiring, by the Company, of PricewaterhouseCoopers Auditores Independentes, in the capacity as expert company hired to prepare the accounting appraisal report of the net worth of the Absorbed Company (“Accounting Appraisal Report”).	459.658.942	3.043	5.684	459.667.669
4	Approval of the Accounting Appraisal Report.	459.560.612	2.714	104.343	459.667.669
5	Approval of the merger of the Absorbed Company into the Company, with consequent dissolution of the Absorbed Company.	459.566.849	2.708	98.112	459.667.669
6	Authorization for the managers to perform all acts required to implement the resolutions above.	459.564.605	4.195	98.869	459.667.669

São Paulo, December 18, 2017

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO